FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Anifrolumab Phase III trial meets primary endpoint in systemic lupus erythematosus

This announcement contains inside information

29 August 2019 07:00 BST

Anifrolumab Phase III trial meets primary endpoint in
systemic lupus erythematosus

Positive top-line results from TULIP 2 trial demonstrate a
statistically-significant and clinically-meaningful reduction in disease activity based on composite lupus assessment

AstraZeneca today announced that the Phase III TULIP 2 trial for anifrolumab, a potential new medicine for the treatment of systemic lupus erythematosus (SLE), met its primary endpoint, achieving a statistically-significant and clinically-meaningful reduction in disease activity versus placebo, with both arms receiving standard of care.

The reduction was measured using the British Isles Lupus Assessment Group based Composite Lupus Assessment (BICLA) at week 52. The BICLA requires improvement in all organs with disease activity at baseline with no new flares.1 The safety profile of anifrolumab was consistent with previous trials.

TULIP 2 was the second Phase III trial designed to assess the safety and efficacy of anifrolumab as a treatment for adults with moderate-to-severe SLE. The positive BICLA response in TULIP 2 was consistent with a pre-specified analysis of the previous Phase III TULIP 1 trial, which did not meet its primary endpoint of SLE Responder Index 4 (SRI4).

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Systemic lupus erythematosus is a debilitating autoimmune disease, but only one new treatment has been approved in the last 60 years. These are important results and we will now review the full data set and explore pathways to bring this potential new treatment to patients."

Professor Eric F. Morand, Monash University, Australia, and Principal Investigator on the TULIP 2 trial said: "As clinicians we need new medicines for this complex and difficult-to-treat disease. These exciting results from the TULIP 2 trial demonstrate that, by targeting the type I interferon receptor, anifrolumab reduced disease activity in patients with systemic lupus erythematosus."

Data from TULIP 1 and TULIP 2 will be submitted for presentation at a forthcoming medical meeting.

About anifrolumab
Anifrolumab is a fully human monoclonal antibody that binds to subunit 1 of the type I interferon receptor, blocking the activity of all type I interferons including IFN-alpha, IFN-beta and IFN-omega.2 Type I interferons are cytokines involved in the inflammatory pathways.3 Between 60% and 80% of adults with SLE have an increased type I interferon gene signature, which has been shown to correlate with disease activity.3,4

About the Phase III TULIP programme
The pivotal TULIP (Treatment of Uncontrolled Lupus via the Interferon Pathway) programme includes two Phase III clinical trials, TULIP 1 and TULIP 2, which evaluated the efficacy and safety of anifrolumab versus placebo in patients with moderately-to-severely active autoantibody-positive SLE who were receiving standard of care treatment. Results from TULIP 1 were announced in August 2018.

TULIP 2 randomised 373 eligible patients (1:1) to receive a fixed-dose intravenous infusion of 300mg anifrolumab or placebo every four weeks. TULIP 2 assessed the effect of anifrolumab in reducing disease activity, as measured by the BICLA. The BICLA was chosen as the primary endpoint for TULIP 2 following a full evaluation of TULIP 1 and is an established measurement for disease activity in adults with SLE.5,6

TULIP 1 randomised 460 eligible patients (1:2:2) to receive a fixed-dose intravenous infusion of 150mg anifrolumab, 300mg anifrolumab or placebo every four weeks. TULIP 1 assessed the effect of anifrolumab in reducing disease activity, as measured by the SRI4.

In addition, the TULIP programme includes a Phase III long-term extension trial in SLE and a Phase II trial in lupus nephritis.

About systemic lupus erythematosus
SLE is an autoimmune disease in which the immune system attacks healthy tissue in the body.7 It is a chronic and complex disease with a variety of clinical manifestations that can impact many organs and cause a range of symptoms including pain, rashes, fatigue, swelling in joints and fevers.8 It is associated with a greater risk of death from causes such as infection and cardiovascular disease.9 There has been only one new medicine approved for SLE in the last 60 years.10

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visitastrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
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Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
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Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
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Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1. Mikdashi J, Nived O. Measuring disease activity in adults with systemic lupus erythematosus: the challenges of administrative burden and responsiveness to patient concerns in clinical research. Arthritis Research & Therapy. 2015;17(1):183.
2. Furie, Khamashta M, Merrill J T, et al. Anifrolumab, an Anti-Interferon‐a Receptor Monoclonal Antibody, in Moderate‐to‐Severe Systemic Lupus Erythematosus. Arthritis & Rheumatology. 2017;69(2);376-386.
3. Lauwerys BR, Ducreux J, Houssiau FA. Type I interferon blockade in systemic lupus erythematosus: where do we stand?. Rheumatology. 2013;53(8);1369-1376.
4. Crow, M. K, Type I Interferon in the Pathogenesis of Lupus, The Journal of Immunology. 2014;192(12);5459-5468.
5. Wallace D. et al. Evaluation of treatment success in systemic lupus erythematosus clinical trials: development of the British Isles Lupus Assessment Group-based composite lupus assessment endpoint [poster]. Presented at: ACR/ARHP 2011 Annual Scientific Sessions; November 5-9, 2011; Chicago, IL. Poster 2265.https://acr.confex.com/acr/2011/webprogram/Paper23976.html. Accessed July 8, 2019.
6. Thanou A, Chackravarty E, James J et al. Which outcome measures in SLE clinical trials best reflect medical judgment? Lupus Science & Medicine. 2014;1:e000005.
7. The Lupus Foundation of America. Available at https://resources.lupus.org/entry/what-is-lupus?utm_source=lupusorg&utm_medium=answersFAQ. [Accessed June 2019]
8. ACR. Guidelines for referral and management of systemic lupus erythematosus in adults. American College of Rheumatology Ad Hoc Committee on Systemic Lupus Erythematosus Guidelines, Arthritis & Rheumatism. 1999; 42; 1785-1796.
9. Nossent J, Cikes N, Kiss E, et al. Current causes of death in systemic lupus erythematosus in Europe, 2000-2004: relation to disease activity and damage accrual. Lupus. 2007; 16:309-317.
10. Mahieu, M. A., Strand, V, Simon, Lee, S.S et al. A critical review of clinical trials in systemic lupus erythematosus.Lupus. 2016;25(10);1122-1140.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 August 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary